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13011654

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Front Street
(No. and Street)

Marion	Massachusetts	02738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benoit & McArdle, P.C.
(Name – *if individual, state last, first, middle name*)

240 Wareham Road	Marion	Massachusetts	02738
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Strand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Research & Management Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Plymouth County
2/21/2013

Signature

President
Title

Notary Public
My Commission Expires April 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

Financial Statements

December 31, 2012

Pursuant to Securities and Exchange Commission

Rule 17a-5

Focus Annual Report

BENOIT & MCARDLE, P.C.
Certified Public Accountants
240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738

American Research & Management Co.

Table of Contents

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Research & Management Co.
Marion, Massachusetts

Report on the Financial Statements

We have audited the accompanying statement of financial condition of American Research & Management Co. (a Delaware S Corporation) as of December 31, 2012 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 7, 2013

American Research & Management Co.

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 345,159
Cash and securities on deposit subject to federal and other regulations	152,315
Deposits with clearing organizations - securities with a market value of $57,286	57,286
Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $127,698	3,839
Total Assets	$ 558,599
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 52,470
Subordinated Liabilities	
Liabilities subordinated to claims of general creditors	180,000
Stockholders' Equity	
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	49,800
Retained earnings	276,129
Total Stockholders' Equity	326,129
Total Liabilities and Stockholders' Equity	$ 558,599

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Income

For the Year Ended December 31, 2012

Revenue	
Investment advisory fees - customers	$ 2,002,147
Brokerage commissions	18,572
Investment income	282
Other income	25,350
Total Revenue	2,046,351
Operating Expenses	
Salaries - officers	600,000
Salaries - administrative	379,501
Payroll taxes	53,295
Employment benefits	80,371
Custody and clearance charges	24,701
Data processing	40,712
Depreciation	27,780
Dues and subscriptions	31,032
Professional fees	56,165
Office supplies and expenses	77,978
Regulatory fees	15,930
Rent	99,102
Interest expense	14,400
Telephone	19,163
Utilities	8,046
Travel and entertainment	22,423
Insurance	78,488
Outside services	16,380
Advertising and marketing	13,845
Miscellaneous	1,817
Total Operating Expenses	1,661,129
Net Income	$ 385,222
Earnings per share of common stock	$ 1,926.11
Weighted average shares outstanding	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2012

	Common Stock Number of Shares	Common Stock Amount	Additional paid in Capital	Retained Earnings
Balance, December 31, 2011	200	$ 200	$ 49,800	$ 268,907
Net income for the year				385,222
Distributions	-	-	-	(378,000)
Balance, December 31, 2012	200	$ 200	$ 49,800	$ 276,129

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$ 180,000
Increases and decreases	-
Subordinated Liabilities at December 31, 2012	$ 180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income for the year		$ 385,222
Adjustments to reconcile net income for the period to net cash provided by operating activities:		
Depreciation	$ 27,780	
Changes in assets and liabilities:		
Increase in cash and securities held with clearing organizations	(6)	
Increase in cash on deposit subject to federal and other regulations	(265)	
Decrease in customer credit balances	(45,402)	
Increase in accounts payable and accrued expenses	12,544	
Total Adjustments		(5,349)
Net Cash Provided by Operating Activities		379,873
Cash Flows from Financing Activities		
Distributions to shareholders	(378,000)	
Net Cash Used by Financing Activities		(378,000)
Net Increase in Cash		1,873
Cash - Beginning of Year		343,286
Cash - End of Year		$ 345,159
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest (none of which is capitalized)		$ 14,400
State corporate excise tax		$ 1,221

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware S Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. As of December 31, 2012, the Company was not in control of customer securities nor were there any custodian accounts. These services are specifically designed to provide the elements of integrated investment management.

1. Brokerage Commissions

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Investment Advisory Fees

   Investment advisory fees are received quarterly but are recognized as earned on a monthly pro rata basis over the quarter.

3. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $27,780 for the year ended December 31, 2012.

4. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company considers only unrestricted demand deposits to be cash.

5. Income Taxes

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective October 1, 2004. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

5. Income Taxes (Continued)

The Company's policy is to report interest and penalties assessed by income taxing authorities in operating expenses. For the year ended December 31, 2012 there were no interest and penalty charges.

The Company's federal and Massachusetts income tax returns for 2009, 2010 and 2011 are subject to examination by the Internal Revenue Service and Commonwealth of Massachusetts, generally for three years after they are filed.

6. Advertising

The Company expenses all non-direct response advertising as incurred. Advertising expense for the period ended December 31, 2012 was $13,845.

7. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At December 31, 2012, cash in the amount of $152,315 was restricted as to use and segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission for the benefit of customer credit balances.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $500,482 which was $250,482 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was .10 to 1 as of December 31, 2012.

Note D - Employee Retirement Plans

The Company sponsors a combined 401(k) and defined contribution profit sharing plan. The Plan was established in September of 2006 and is called the American Research & Management Company 401(k) Profit Sharing Plan. The Plan covers all of the Company's employees.

Note D - Employee Retirement Plans (Continued)

Participants in the 401(k) component of the Plan are eligible to make voluntary contributions up to the Internal Revenue Service defined maximums. Under the Company matching program, the Company matches 100% of the first 3% of employee total compensation and 50% of amounts between 3% and 5% of total employee compensation. The total Company match for the year ended December 31, 2012 was $30,245.

Contributions to the profit sharing component are determined each year at the discretion of the Board of Directors. For the year ended December 31, 2012, the Company did make a Profit Sharing Plan contribution of $40,000.

Note E - Operating Lease - Building Rent

The Company leases its office space under a 5 year operating lease expiring on March 31, 2015. Rental expense for the year ended December 31, 2012 was $99,102.

Future minimum rent payments under the lease agreement are as follows:

Year Ended December 31	Amount
2013	$102,078
2014	105,141
2015	26,478
	$233,697

Note F - Equipment Operating Lease

The Company leases an office copier under a four year operating lease that will expire July 2013. Lease expense for the year ended December 3, 2012 was $6,452.

Future minimum lease payments are $3,763 for December 31, 2013.

Note G - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2012 are listed below:

Subordinated note at 8%, due December 15, 2017	$ 80,000
Subordinated note at 8%, due December 15, 2017	100,000
	$180,000

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.. To the extent that such

Note G - Liabilities Subordinated to Claims of General Creditors (Continued)

borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note H - Related Party Transactions

The Company leases office space from an entity in which the stockholders of American Research & Management Co. are members. As described in Note E, the lease will expire on March 31, 2015. Office lease payments for the year ended December 31, 2012 were $99,102.

As described in Note G, notes are subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to a stockholder for the year ended December 31, 2012.

Note I - Fair Value Measurement

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are all Level l. The Company does not have any Level 2 or Level 3 inputs as of December 31, 2012:

Note I - Fair Value Measurement (Continued)

	Carrying Amount	Fair Value (Level 1)
Cash	$345,159	$345,159
Cash and securities on deposit subject to Federal and other regulations	152,315	152,315
Deposits with clearing organizations:		
Securities	57,286	57,286

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

Note J - Commitments, Contingencies and Guarantees

Management is not aware of any commitments, contingencies or guarantees that would require disclosure in the financial statements as of December 31, 2012.

Note K - Subsequent Events

Management has evaluated events and transactions that may have occurred since December 31, 2012, through the date the financial statements were issued, that would merit recognition or additional disclosure in the financial statements. During this review nothing was discovered which would require disclosure within the financial statements.

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the financial statements of American Research & Management Co. (a Delaware S Corporation) as of and for the year ended December 31, 2012, and have issued our report thereon dated February 7, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 7, 2013

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net Capital	
Stockholders' equity	$ 326,129
Additions	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	180,000
Deductions	
Non Allowable Assets	
Furniture, equipment and leasehold improvements	(3,839)
Net Capital before Haircuts on Securities Positions	502,290
Haircuts on Securities	(1,808)
Net Capital	$ 500,482
Aggregate Indebtedness	
Accounts payable and accrued expenses	52,470
Total Aggregate Indebtedness	52,470
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater)	250,000
Excess net capital	250,482
Ratio: Aggregate indebtedness to net capital	.1048 to 1

Schedule I (Continued)

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2012)

	Aggregate Indebtedness	Net Capital
As reported in FOCUS Part II (Unaudited)	$ 52,470	$ 500,482
As adjusted per previous page	$ 52,470	$ 500,482

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Total Credit Items	
Debit Balances	
Reserve Computation	
Excess of total credits over total debits	$ -
Required deposit	$ -
Amount on deposit in reserve bank account	$ 152,315
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2012	
Excess total credits over total debits as reported in Company's Part II FOCUS Report	$ -
Excess per this computation	$ -

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

As of December 31, 2012, the Company was not in control of customer securities nor were any securities held in custodian accounts at State Street Bank and Trust Company. All custodian accounts were closed as of December 31, 2012.

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements of American Research & Management Co. (a Delaware S Corporation), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) (CONCLUDED)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 7, 2013

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by American Research & Management Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating American Research & Management Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Research & Management Co.'s management is responsible for the American Research & Management Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check Register – Eastern Bank] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Focus Reports and General Ledger] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Focus Reports and General Ledger] supporting the adjustments noting no differences; and

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONCLUDED)

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Benoit & McArdle, P.C.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 7, 2013